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EXHIBIT (a)(1)(FF)

OPTION EXCHANGE PARTICIPATION DEADLINE

As a reminder, Employee option holders who decide to participate in Delta's option exchange program must do so by calling Merrill Lynch before the election deadline, 7 p.m. on June 25. Information on how to participate is detailed on page eight in the "Offer to Exchange" document, and on page nine of the booklets that were mailed to homes this week. This information is posted on the HR Employee Connection [LINK:
http://dalweb.delta-air.com/ecompensation/option_exchange/].

OPTION EXCHANGES MUST BE MADE BY PHONE

To participate in the SkyShares exchange, employees must call Merrill Lynch toll-free at 888-335-8218 prior to June 25. An automated system is available at that number any time of day; however, employees may speak with a Merrill Lynch representative by calling between 8 a.m. and 7 p.m. ET, Monday through Friday, As a reminder, option exchanges must be made by telephone only.

WITHDRAWAL FORMS USED FOR CANCELLATIONS ONLY

Merrill Lynch reports they have received option exchange withdrawal forms via fax from employees who have not yet elected to participate in the exchange. These withdrawal forms, either pink or blue, should only be used if an employee decides to cancel his or her prior decision to exchange options. (These forms were mailed to homes this week, along with the "Offer to Exchange" document and other materials.) Both the decision to participate and a decision to cancel participation, if necessary, must be made before the election deadline at 7 p.m. ET, June 25.